UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 14, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

Court orders Rossvyaznadzor to issue GSM-1800 license for Far East

Moscow and New York (August 14, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that the Moscow Arbitration Court recognized as invalid the decision of the Federal Surveillance Service for Communications (Rossvyaznadzor) to deny the issuance of a license in certain territories of the Far East super-region to ZAO “Vostok-Zapad Telecom” (VZT). The Moscow Arbitration Court ordered Rossvyaznadzor to issue a license to use frequencies in the GSM-1800 frequency range for 30 cities in the Far East to VZT within 10 days.

Commenting on today’s victory, Alexander Izosimov, the Company’s CEO, stated “We made numerous attempts to argue our position to Rossvyznadzor before filing the lawsuit. We filed the lawsuit as a last resort and we are very pleased with the court’s decision in favor of VimpelCom. The court confirmed our right to a Far East license, which had been unjustifiably denied. We hope that people in the parts of the Far East where we do not currently operate will soon be able to experience for themselves the benefits of the Beeline network.”

VZT was merged into VimpelCom at the end of April 2006. As VZT’s successor, VimpelCom is planning to re-register in the near future the license in its name and to start operating in the regions of the Far East in which it has not had the right to provide communications services.

The VimpelCom Group includes cellular companies operating in Russia and Kazakhstan and recently acquired cellular operators in Ukraine, Tajikistan, Uzbekistan and Georgia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 237 million. Geographically, it covers 77 regions of Russia (136.5 million, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Tajikistan, Uzbekistan and Georgia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This Form 6-K contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the court’s decision and related planned action described above. There can be no assurance that Rossvyaznadzor will not appeal this decision and, if it does, that the decision will not be overturned on appeal. There also can be no assurance that Rossvyaznadzor will issue the license to VZT on a timely basis or at all or that the license will be re-registered to VimpelCom. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7 (495) 974-5888 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1 (212) 850-5600 mpolyviou@fd-us.com